		EXHIBIT (h)(4)(b)

SCHEDULE A

EATON VANCE SPECIAL INVESTMENT TRUST

ADMINISTRATIVE SERVICES AGREEMENT

Name of Fund	Effective Date	Fee*

Eaton Vance Dividend Builder Fund	October 15, 2007	None
Eaton Vance Large-Cap Value Fund	October 15, 2007	None
Eaton Vance Special Equities Fund	October 15, 2007	None
Eaton Vance Small-Cap Growth Fund	October 15, 2007	0.15%
Eaton Vance Small-Cap Value Fund	October 15, 2007	0.15%
Eaton Vance Large-Cap Growth Fund	October 15, 2007	0.15%
Eaton Vance Investment Grade Income Fund	October 15, 2007	N/A
Eaton Vance Real Estate Fund	October 15, 2007	0.15%
Eaton Vance Capital & Income Strategies Fund	October 15, 2007	0.15%
Eaton Vance Equity Asset Allocation Fund	October 15, 2007	0.15%
Eaton Vance Balanced Fund	October 15, 2007	0.10%
Eaton Vance Enhanced Equity Option Income Fund	February 11, 2008	0.15%
Eaton Vance Risk-Managed Equity Option Income Fund	February 11, 2008	0.15%

*	Fee is a percentage of average daily net assets per annum, computed and paid monthly.